SECURITIES AND EXCHANGE COMMISSION
W

11018818

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 - 30700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Placement Group

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 10th Avenue, 11th floor
(No. and Street)

San Diego (City) CA (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha Soto (619) 326 1200
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

SARA E. MORA
Commission # 1819591
Notary Public - California
San Diego County
My Comm. Expires Oct 25, 2012

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PLACEMENT GROUP

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Management and Stockholders of
Investment Placement Group

We have audited the accompanying statement of financial condition of Investment Placement Group (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investment Placement Group as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 22, 2011

INVESTMENT PLACEMENT GROUP

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash and cash equivalents	$	723,748
Due from brokers (including clearing deposit of $109,472)		1,629,085
Securities owned, at fair value		3,147,557
Commissions and fees receivable		227,585
Prepaid expenses and other		194,761
Furniture, equipment, and leasehold improvements, net		561,498
Due from related party		1,105,723
Notes receivable from officers		226,794
	$	7,816,751
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Derivatives contracts, at fair value	$	5,057
Note payable - bank		688,316
Commissions payable		929,368
Accounts payable and accrued expenses		892,896
Income taxes payable		336,018
Deferred liabilities		93,179
Deferred income taxes, net		69,722
Total liabilities		3,014,556
Commitments		
Stockholders' equity		
Series A, no par, voting common, 111,000 shares authorized, issued and outstanding		401,892
Series B, no par, non-voting common, 19,590 shares authorized, issued and outstanding		2,445,224
Retained earnings		1,955,079
Total stockholders' equity		4,802,195
	$	7,816,751

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Investment Placement Group (the "Company"), a California corporation, provides securities broker-dealer services primarily to foreign investors. The Company clears its securities transactions on a fully disclosed basis with J.P. Morgan Clearing Corporation ("J.P. Morgan").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

During the year ended December 31, 2010, the Company segregated its investment advisory business into IPG Investment Advisors, LLC (the "Advisor"), an SEC registered investment adviser owned in common by the owners of the Company.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 22, 2011. Subsequent events have been evaluated through this date.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments. This condition could cause an investment to be reclassified to a lower level within the fair value hierarchy.

Fair Value – Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash, equity and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's valuation policy for listed securities and securities traded in the OTC markets for which no sale was reported on that date, values securities at their last reported "bid" price if held long, and last reported "ask" price if sold short. If there is no sufficient trading volume for a particular security, the Company considers moving the security to Level 2 or 3.

<u>Derivative Contracts</u>

The Company records its derivative activities at fair value. Gains and losses from derivative contracts are included in net realized and unrealized gains on securities in the statement of operations. Derivative contracts include futures contracts related to foreign currencies.

Derivative contracts, such as options and futures, which are listed on a national securities exchange or reported on the NASDAQ national market, are generally categorized in Level 1 of the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Fair Value – Valuation Techniques (continued)

Corporate Bonds and Treasury Bills

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Corporate bonds are generally categorized in Level 1 or 2 of the fair value hierarchy.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. The Company recognizes commissions and riskless principal transaction revenues and related expenses on a trade date basis.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, income, and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in other income in the statement of operations.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as property and equipment, may be impaired, an evaluation of recoverability is performed. As of December 31, 2010, management has determined that the Company's assets are not impaired.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

The Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Revenue Recognition

Commission and principal transaction income includes income from introducing trades and markup revenue from riskless principal trades on behalf of the Company's clients. Income from commissions on securities transactions is recorded on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilites measured at fair value as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets				
Corporate Bonds				
Mexico				
Consumer, Cyclical				
Grupo Famsa	$ 313,500	$ -	$ -	$ 313,500
Other	135,750	-	-	135,750
Industrial	-	245,563	-	245,563
Financial	211,000	-	-	211,000
Communications	145,875	-	-	145,875
Basic Materials	123,127	-	-	123,127
Consumer, Non-cyclical	113,500	-	-	113,500
United States				
Financial	365,076	-	-	365,076
Brazil				
Communications	-	151,125	-	151,125
Consumer, Non-cyclical	150,750	-	-	150,750
United States Treasury Bills	999,967	-	-	999,967
Equities				
United States				
Exchange traded funds	155,582	-	-	155,582
Consumer, Non-cyclical	12,852	-	-	12,852
Communications	12,138	-	-	12,138
Technology	11,752	-	-	11,752
	$ 2,750,869	$ 396,688	$ -	$ 3,147,557
Liabilities				
Futures	$ 5,057	$ -	$ -	$ 5,057

Realized and unrealized gains and losses are included in net realized and unrealized gains on securities in the statement of operations.

3. Derivative contracts

Futures Contracts

The Company enters into U.S. Dollar future currency contracts. The Company is exposed to a market risk equal to the value of the futures contracts purchased and unlimited liability on such contracts sold short. The purchase and sale of futures contracts require the maintenance of margin deposits with the broker. Management has established procedures to actively monitor and minimize market and credit risks.

Certain of the Company's cash or securities are held as collateral for the forward and futures contracts.

Volume of Derivative Activities

At December 31, 2010, the volume of the Company's derivative activities based on their notional amounts[(a)] and number of contracts, categorized by primary underlying risk, are as follows:

	Long exposure	
Primary underlying risk	**Notional amounts**	**Number of contracts**
Foreign currency exchange rate		
Future contracts	$ 500,000	50

(a) Notional amounts are presented net of identical offsetting derivative contracts, if applicable.

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2010. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting. Total derivative assets are adjusted on an aggregate basis to take into consideration the effects of master netting arrangements and have been reduced by the application of cash collateral receivables with its counterparties. The following table also identifies the net loss amounts included in the statement of operations as net loss from derivative contracts, categorized by primary underlying risk, for the year ended December 31, 2010.

Primary underlying risk	Derivative liabilities	Amount of loss
Foreign currency exchange rate		
Future contracts	$ 5,057	$ 22,520

4. Due from brokers

Due from brokers represents cash balances at the Company's clearing broker and other brokers. Certain balances at the Company's clearing broker are restricted to comply with the Proprietary Account of Introducing Broker Agreements with the clearing broker.

5. Furniture, equipment, and leasehold improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2010:

Furniture and fixtures	$ 480,437
Leasehold improvements	376,754
Office equipment	351,958
Automobile	31,600
	1,240,749
Accumulated depreciation and amortization	(679,251)
	$ 561,498

Depreciation and amortization expense for the year ended December 31, 2010 was approximately $114,000.

6. Income taxes

The tax effects of significant items comprising the Company's net deferred income tax liabilities are as follows at December 31, 2010:

Deferred tax asset:	
Deferred rent	$ 28,115
Net operating loss	3,690
Total deferred tax assets	31,805
Deferred tax liability:	
Change in unrealized gain/loss	40,642
Depreciation	40,464
Prepaid insurance	17,528
Prior year state income tax	2,893
Total deferred tax liabilities	101,527
Net deferred tax liability	$ 69,722

6. Income taxes (continued)

The components of income taxes for the year ended December 31, 2010 are as follows:

Current:	
Federal	$ 276,398
State	78,062
	354,460
Deferred:	
Federal	5,688
State	4,195
	9,883
Total income tax provision	$ 364,343

7. Note payable – bank

The Company has a note payable with Pacific Western Bank of $850,000. The note bears interest at 6.75% and matures in May 2013. The note is guaranteed by two Company shareholders and is collateralized by the assets of the Company. Future payments on the note are as follows:

Year ending December 31,	
2011	$ 117,633
2012	117,633
2013	552,591
	787,857
Less amount representing interest	(99,541)
	$ 688,316

8. Employee benefit plans

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company's discretionary matching contribution was approximately $25,000 for the year ended December 31, 2010.

The Company has a profit sharing plan (the "Plan") under which it makes contributions to a trust for the benefit of substantially all employees. Company contributions vest 100% after three years of service and are determined by Company management. Company contributions to the Plan were approximately $30,000 for the year ended December 31, 2010. The Plan may be discontinued by the Company at any time.

9. Concentrations

Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearance agreements, the Company introduces substantially all of its securities transactions to J.P. Morgan, its clearing broker, on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of J.P. Morgan. In accordance with the clearance agreement, the Company has agreed to indemnify J.P. Morgan for losses, if any, which J.P. Morgan may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and J.P. Morgan monitor collateral on the customers' accounts.

The Company maintains its cash balances in various financial institutions in the United States and Mexico. Those balances in the United States are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2013.

Geographic Area

The majority of the Company's clients are based in Latin America.

10. Commitments and contingencies

Leases

The Company has a lease for office space in San Diego that expires in December 2017. The future minimum lease payments under non-cancelable operating leases are as follows as of December 31, 2010:

Year ending December 31,		
2011	$	440,832
2012		449,652
2013		458,640
2014		467,808
2015		477,168
Thereafter		983,148
	$	3,277,248

Rent expense for the year ended December 31, 2010 was approximately $469,000.

Contingency

The Company is involved in regulatory examinations by the Securities and Exchange Commission. The examinations relate to several procedural and trading matters. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these examinations will not result in any significant adverse effect on the Company's operations or financial statements.

11. Related party transactions

On April 1, 2010, the Company entered into a Cost Sharing Agreement (the "Agreement") with the Advisor, a related entity. Per the agreement, the Company and the Advisor will share 50% of general and administrative expenses incurred by both to conduct their business. The term of the Agreement is effective as of April 1, 2010 and continues until terminated by either party at any time by providing the other with 30 days written notice to the other party. At December 31, 2010, the Company has a receivable from the Advisor of approximately $1,106,000.

12. Notes receivable from officers

On July 28, 2010 and October 12, 2010, the Company entered into notes receivable agreements with two of its officers for $19,900 and $200,000, respectively. These notes are due on demand and bear interest of approximately 1 percent per annum. On February 15, 2011, the note in the amount of $200,000 was paid in full.

13. Net capital requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $1,742,000, which was approximately $1,538,000 in excess of its minimum requirement of approximately $203,000.

Pending FINRA approval, a majority shareholder has entered into a letter of intent with another shareholder to sell his ownership interest in the Company.

14. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

INVESTMENT PLACEMENT GROUP

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010